SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                (Amendment No. 6)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13-d(1)(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                             Isolyser Company, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                   464888-10-6
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                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     Rule 13d-1(b)

     Rule 13d-1(c)

     Rule 13d-1(d)




         ----------------
                  The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
CUSIP NO. 464888-10-6                                     13G

(l)      Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (Entities Only)

Travis W. Honeycutt    SSN ####-##-####
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(2)      Check the Appropriate Box if a Member of a Group

         (a)  ---------.
         (b)  ---------.

(3)      SEC Use Only


(4)      Citizenship or Place of Organization

United States
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-------------------- -------- --------------------------------------------------
Number of            (5)      Sole Voting Power                       2,188,722*
-------------------- -------- --------------------------------------------------
Shares
Beneficially         (6)      Shared Voting Power                             0*
Owned by
Each                 (7)      Sole Dispositive Power                  2,188,722*
Reporting
Person With          (8)      Shared Dispositive Power                        0*
-------------------- -------- --------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

2,188,722 shares*
--------------------------------------------------------------------------------

(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
         ______.
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(11)     Percent of Class Represented by Amount in Row 9

5.2 percent*
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(12)     Type of Reporting Person

IN
--------------------------------------------------------------------------------


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                                                                     Page 3 of 6

CUSIP NO. 464888-10-6                                     13G

* Reflects a 2 for 1 split of the Common Stock of the Company, declared on September 1, 1995, which was effected as a stock dividend on October 2, 1995 to shareholders of record on September 15, 1995. Includes 5,000 shares of Common Stock which are issuable upon the exercise of currently exercisable options.

CUSIP NO. 464888-10-6                                     13G

Item l(a).  Name of Issuer:

         Isolyser Company, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         4320 International Boulevard
         Norcross, Georgia  30093

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         4320 International Boulevard
         Norcross, Georgia  30093

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.001 Par Value

Item 2(e).  CUSIP Number:

         464888-10-6

Item 3.  Not applicable

Item 4.  Ownership.

          (a)     Amount beneficially owned:

                  See item (9) of cover pages

         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        See item (5) of cover pages

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                                                                     Page 5 of 6

CUSIP NO. 464888-10-6                                     13G

                  (ii)  shared power to vote or to direct the vote:

                        See item (6) of cover pages

                  (iii) sole power to dispose or to direct the disposition of:

                        See item (7) of cover pages

                  (iv)  shared power to dispose or to direct the disposition of:

                        See item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         Not applicable

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         Not applicable

CUSIP NO. 464888-10-6                                     13G

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               2-8-01
                               -------------------------------------------------
                                                  (Date)

                               /s/ Travis W. Honeycutt
                               -------------------------------------------------
                                                (Signature)


                               Travis W. Honeycutt
                               -------------------------------------------------
                                                 (Name/Title)




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